Filed by Tribune Company
Pursuant to Rules 13e-4(c) and 14a-12 under the Securities Exchange Act of 1934
Subject Company: Tribune Company
Commission File No.: 001-08572

THIS FILING CONSISTS OF AN INVESTOR COMMUNICATION THAT WAS POSTED ON TRIBUNE COMPANY’S WEBSITE.

SHAREHOLDER Q&A

What are the mechanics of the transaction?

The following information is excerpted from the April 2 press release announcing the transaction; the complete text can be found at http://www.tribune.com/pressroom/releases/2007/04022007.html.

Additional information can be found in SEC filings made on April 5. Tribune also will distribute an “offer to purchase” document to all shareholders in the coming weeks.

Through a newly-formed Employee Stock Ownership Plan (ESOP) and an investment by Sam Zell, the company will become privately-held. Zell will join the Tribune board upon completion of his initial investment and will become chairman when the final transaction closes.

The agreements reached between Tribune, the ESOP and Zell and announced on Monday include the following actions:

•                  At signing, the ESOP purchased $250 million of newly issued Tribune common stock for $28 per share.

•                  Sam Zell will invest $250 million in Tribune. Of this initial investment, $50 million will be to purchase newly-issued shares of Tribune common stock for $34 per share and $200 million will be to purchase a note exchangeable for common stock at a $34 per share exchange price. The Zell investment will be completed upon expiration or early termination of the Hart-Scott-Rodino waiting period.

•                  Tribune will launch a tender offer to repurchase approximately 126 million shares of its common stock for $34 per share, returning approximately $4.3 billion of capital to shareholders. The tender offer is expected to commence later this month and be completed in late May.

•                  Upon receiving shareholder and regulatory approval and satisfaction or waiver of other conditions to closing, Tribune and an ESOP subsidiary will merge and all remaining Tribune stock will be converted to cash at $34 per share. The Chandler Trusts have agreed to vote in favor of the transaction. Tribune hopes to complete the merger by Dec. 31, 2007. The merger consideration will include an 8 percent annualized “ticking fee” that will accrue from January 1, 2008, until the closing in the event the closing does not occur by December 31, 2007

•                  Upon completion of the merger, Zell’s initial $250 million investment will be redeemed and Zell will make a new investment of $315 million through the purchase of a $225 million subordinated note with an 11-year maturity and a 15-year warrant for $90 million with a 15-year maturity. The warrant will entitle Zell to acquire 40 percent of Tribune’s common stock. The warrant will have an initial aggregate exercise price of $500 million, increasing by $10 million per year for the first 10 years of the warrant, for a maximum aggregate exercise price of $600 million.

•                  Dennis FitzSimons, as Tribune president and CEO, will remain a member of the board, along with at least five independent directors and an additional director affiliated with Zell.

Upon completion of all the transactions, the ESOP will own 100 percent of Tribune’s outstanding common stock subject to future dilution upon the exercise of Zell’s warrant.

How long will it take to complete the transactions announced today and who must approve it?

The transactions were approved by Tribune’s board of directors on recommendation of the special committee. The final step—the merger—requires regulatory and shareholder approval.

The ESOP has already been formed and has purchased $250 million of newly-issued Tribune common stock at $28 per share. Mr. Zell’s $250 million investment and a cash tender offer for approximately 126 million shares at $34 per share will occur before the end of the second quarter. The merger is expected to close in the fourth quarter of 2007; Zell’s new investment will be made upon completion of the merger.

What makes this the best strategic alternative for the company? Why was this transaction chosen by the board of directors?

In the judgment of the special committee and Tribune’s board of directors, this transaction provides the greatest value to all shareholders. As a private company, Tribune will be better positioned to focus on long-term growth.

How will the company pay down all this debt?

The significant cash-producing nature of Tribune’s publishing and broadcasting businesses, combined with the tax benefits of the ESOP and moderate levels of capital expenditures, will create free cash flow that will be used to make interest payments and pay down debt.

How will the tender offer operate?

In the tender offer, shareholders will have the opportunity to tender (or sell) a percentage or all of their shares at a price of $34 per share. If more than 126 million shares are tendered, the company will purchase all shares tendered at $34 per share on a pro rata basis. All shares acquired in the tender offer will be acquired at the same price.

Shareholders whose shares are purchased in the offer will be paid the purchase price in cash, without interest, promptly after the expiration of the offer period.

The tender offer is not contingent upon any minimum number of shares being tendered. The tender offer is subject, however, to certain conditions as will be specified in the offer to purchase which Tribune will be distributing to shareholders in the coming weeks, including completion of the necessary financing. Tribune has credit commitments from Citigroup, Merrill Lynch and JPMorgan Chase sufficient to complete the transactions.

When will the tender offer occur?

The tender offer is expected to commence in late April and expire in late May, unless extended or terminated by the company. The record date for the tender has not yet been established.

How can I learn more about the tender offer?

Tender materials are being prepared now and are expected to be mailed to shareholders in late April.

How did you arrive at $34 per share tender price?

The independent special committee and Tribune’s board of directors determined that $34 per share allowed the company to return the most value to shareholders at manageable debt levels.

Do I have to tender any portion of my shares?

No.

What if I choose not to participate in the tender offer?

After the tender offer period expires, and upon receiving shareholder and regulatory approval and satisfying or waiving other conditions to closing, all remaining outstanding shares of Tribune common stock, other than shares held by the ESOP, will be purchased for cash at $34 per share. In the event the closing does not occur by December 31, 2007, owners of those shares will receive an annualized 8 percent “ticking” fee (similar to interest) that accumulates from January 1, 2008 until closing.

How long do I have before I must make a decision?

The terms of the offer will be set forth in the tender offer materials to be mailed later this month.

What are the tax implications if I tender my Tribune shares?

The tax implications of tendering your shares, selling them on the open market or having them cashed out at the close of the transaction depend on your individual circumstances. You should consult a tax advisor to get a better understanding of the tax implications to you.

Whom do I call if I have additional questions?

Contact the information agent specified in the offer to purchase (when available) for the tender offer, with any questions about the terms and conditions of the tender offer or how to tender your shares.

Forward-Looking Statements

Some of the statements in this document are “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995.  Please see the note concerning Forward-Looking Statements in the press release that accompanies this document.

Important Additional Information Regarding the Merger and the Tender Offer will be filed with the SEC:

In connection with the proposed merger transaction, Tribune Company will file a proxy statement and other documents with the Securities and Exchange Commission (the “SEC”).  BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED MERGER TRANSACTION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Tribune with the SEC at the SEC’s website at http://www.sec.gov.  The definitive proxy statement and other relevant documents may also be obtained free of charge on Tribune’s website at www.tribune.com or by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, IL  60611, Attention: Investor Relations.  You may also read and copy any reports, statements and other information filed by Tribune with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Tribune Company and its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from the shareholders of Tribune in connection with the proposed merger transaction.  Information about Tribune and its directors and executive officers and their ownership of Tribune common stock is set forth in the proxy statement for Tribune’s Annual Meeting of Shareholders, which Tribune is required to file with the SEC.  Shareholders and investors may obtain additional information regarding the interests of Tribune Company and its directors and executive officers in the merger transaction, which may be different than those of Tribune’s shareholders generally, by reading the proxy statement and other relevant documents regarding the merger transaction, which will be filed with the SEC.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Tribune’s common stock.  The solicitation of offers to buy Tribune’s common stock will only be made pursuant to the offer to purchase and related materials that the company will be sending to its shareholders (when available).  Shareholders should read those materials carefully (when available) because they will contain important information, including the various terms and conditions of the offer.  Shareholders will be able to obtain copies of the offer to purchase, related materials filed by the company as part of the statement on Schedule TO and other documents when filed with the SEC through the SEC’s internet address at http://www.sec.gov without charge.  Shareholders will also be able to obtain copies of the offer to purchase and related materials, when and as filed with the SEC (excluding exhibits), without charge from the company or by written or oral request directed to the information agent identified in the offer to purchase.